Exhibit (a)(1)(vii)

Bee Street Holdings Waives Certain Conditions of Tender Offer to Purchase

All Outstanding Common Stock of Continental Materials Corporation (CUO)

March 20, 2020 02:00 PM Eastern Daylight Time

CHICAGO—(BUSINESS WIRE)—Bee Street Holdings LLC, a holding company owned and controlled by James G. Gidwitz and other members of the Gidwitz family, today announced that it has waived certain conditions of its previously announced tender offer to purchase all outstanding shares of common stock (the “Shares”) of Continental Materials Corporation (NYSE American: CUO, the “Company”) at a price of $9.50 per share in cash (the “Offer”). The Offer is scheduled to expire at 5:00 p.m., New York City time, on April 3, 2020, unless the Offer is further extended or earlier terminated in accordance with the terms set forth in the Tender Offer Statement.

Bee Street Holdings announced today that, as a result general suspension of trading occurs on any national securities exchange, a condition that would allow Bee Street Holdings to terminate the Offer has occurred; specifically, the condition in Section II(12)(e)(i), which allows Bee Street Holdings to terminate the Offer if, among other things, a general suspension of trading occurs on any national securities exchange (the “Affected Condition”).

Bee Street Holdings has waived its rights to terminate the Offer pursuant to the Affected Condition to the extent such rights arise from events that occurred on or before March 19, 2020.  Bee Street Holdings does not waive any rights to terminate the Offer pursuant to the Affected Conditions to the extent they arise from events that occur after March 19, 2020.  In addition, Bee Street Holdings does not waive its rights with respect to any other condition to the Offer.

The Offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the Joint Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, the “Tender Offer Statement”) filed by Bee Street Holdings with the United States Securities and Exchange Commission (the “SEC”) on February 18, 2020, as amended on February 27, 2020.

InvestorCom is acting as information and solicitation agent for the Offer. Requests for documents and questions regarding the Offer may be directed to InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

About Bee Street Holdings LLC

Bee Street Holdings LLC is the majority stockholder of Continental Materials Corporation (“CMC”).  In addition, four of the members of the board of managers of Bee Street Holdings are also directors of CMC, including James G. Gidwitz, who is the Chairman and Chief Executive Officer of CMC.

Additional Information and Where to Find It

The Offer referenced herein commenced on February 18, 2020. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of CMC, nor is it a substitute for the tender offer materials that Bee Street Holdings has filed with the SEC.  On February 18, 2020, Bee Street Holdings filed the Tender Offer Statement with the SEC. The Tender Offer Statement was subsequently amended on February 27, 2020 and may be further amended. On March 3, 2020, CMC filed the related Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC, which may be further amended. CMC stockholders and other investors are urged to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Statement and the Solicitation/Recommendation Statement, including amendments related thereto, are available for free at the SEC’s web site at www.sec.gov. In addition, the Tender Offer Statement and the Solicitation/Recommendation Statement may be obtained free of charge from the information agent by contacting InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

In addition to the Solicitation/Recommendation Statement, CMC files annual, quarterly and current reports, proxy statements and other information with the SEC. CMC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For Bee Street Holdings:

c/o InvestorCom

Attn: John Glenn Grau, President

(203) 295-7841

jgrau@investor-com.com